EXHIBIT 11

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

COMPUTATION OF EARNINGS PER SHARE

(dollars in thousands except per share data)

	For the Years Ended December 31,

	2008	2007	2006
Basic:

Earnings available to common Shareholders	$ 310	$ 28,192	$ 20,532

Weighted average common shares outstanding	10,459,161	10,648,408	8,729,734

Basic earnings per common share	$ 0.03	$ 2.65	$ 2.35

Diluted:

Earnings available to common Shareholders	$ 310	$ 28,192	$ 20,532

Weighted average common shares outstanding	10,459,161	10,648,408	8,729,734

Weighted average common shares equivalents associated with options	226,772	348,798	365,689

Total weighted average common shares	10,685,933	10,997,206	9,095,423

Diluted earnings per common share	$ 0.03	$ 2.56	$ 2.26